Joseph De Perio

Joseph De Perio oversees the operations of SPORTBLX full-time having been appointed to his current position in January 2019. Prior to founding SPORTBLX, Mr. De Perio was a senior portfolio manager at Clinton Group. Clinton Group's commitment to innovation and the desire to use technology in financial markets provided the foundation for the creation of SPORTBLX and an attractive incubation environment for the Company at its early stages. Mr. De Perio led the creation of SPORTBLX as an independent entity and its spinout of Clinton Group. In his previous position, Mr. De Perio oversaw investment portfolios in fundamental public equities, Confidential 25 private equity, and venture capital. In this capacity, Mr. De Perio identified and originated investment ideas and led the research and investment process. His tenure at Clinton Group started in 2006. Prior to working at Clinton Group, Mr. De Perio worked at the private equity firm, Trimaran Capital Partners, and the Mergers & Acquisitions Group of CIBC Oppenheimer. Mr. De Perio has a BA with honors from Brown University having been enrolled in the program for liberal medical education.